Exhibit 12 — Ratio of Earnings to Fixed Charges
(dollars in millions)

	For the Years Ended December 31,

	2001	2000	1999	1998	1997

Earnings:
Pre-tax income from continuing operations	$162	$259	$(1,204)	$(75)	$(51)
Adjustments:
Fixed charges (as below)	307	293	260	228	130
Amortization of capitalized interest	9	7	7	7	7
Distributed income from equity investees	79	65	63	69	51
Capitalized interest	(119)	(48)	(8)	(1)	(1)
Preferred stock accretion expense	(0)	(0)	(0)	(1)	(0)

Total adjusted earnings	$438	$576	$(882)	$227	$136

Fixed Charges:
Interest expensed and capitalized	$257	$242	$209	$199	$109
Amortized financing costs	7	3	3	2	2
Interest component of rents	43	48	48	26	19
Preferred stock accretion expense	0	0	0	1	0

Total fixed charges	$307	$293	$260	$228	$130

Ratio of earnings to fixed charges	1.4	2.0	see Note (3)	1.0	1.0

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and fixed charges (exclusive of interest capitalized). Fixed charges consist of interest on all indebtedness (including amounts capitalized), amortization of debt issuance costs and the portion of lease rental expense that represents a reasonable approximation of the interest factor.

(2)	The ratio of earnings to fixed charges is negative. The amount of the coverage deficiency is $1,141.